Exhibit 11.0

MINORPLANET SYSTEMS USA, INC. AND SUBSIDIARIES
(Debtors-in-Possession)
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE
(in thousands, except per share data)

	Three months ended		Six months ended
	February 29, 2004	February 28, 2003	February 29, 2004	February 28, 2003
Net loss applicable to common stockholders:	$(1,346)	$(4,404)	$(4,626)	$(8,877)
Weighted average number of shares outstanding:
Weighted average number of shares outstanding, net of treasury shares - Basic EPS	9,671	9,670	9,671	9,670
Additional weighted average shares for assumed exercise of stock options, net of shares assumed to be repurchased with exercise proceeds	—	—	—	—

Weighted average number of shares outstanding, net of treasury shares - Diluted EPS	9,671	9,670	9,671	9,670

Net loss per common share applicable to common stockholders:
Basic and diluted EPS	$(0.14)	$(0.46)	$(0.48)	$(0.92)

     During the above-mentioned periods, the Company had securities outstanding that could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such securities consist of the following (in thousands):

	Three and six months ended
	February 29, 2004	February 28, 2003
Outstanding stock options	318	331
Outstanding warrants to purchase common stock	33	33

     As discussed in Note 1 to the Condensed Consolidated Financial Statements, the Company filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas Dallas Division on February 2, 2004, in order to facilitate the restructuring of the Company’s debt, trade liabilities, and other obligations. Any plan of reorganization that is ultimately approved by the Creditor’s Committee and confirmed by the Bankruptcy Court will likely result in substantial dilution of the existing stockholders. Accordingly, the Company urges that extreme caution be exercised with respect to existing and future investments in any of the Company’s securities.